HIRERIGHT HOLDINGS CORPORATION
CLAWBACK POLICY 1

APPROVED BY THE BOARD SEPTEMBER 14, 2023

The Board of Directors (“Board”) of HireRight Holdings Corporation (the “Company”) has adopted this Policy in accordance with New York Stock Exchange listing requirements.
A.Application of Policy
This Policy applies in the event the Company is required to prepare an accounting restatement due to the Company’s material non-compliance, whether or not as a result of any misconduct, with any financial reporting requirement under applicable federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (“Restatement”).
However, this Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; and (5) revision for stock splits, reverse stock splits, dividends or other changes in capital structure.
B.Executive Officers Subject to the Policy
The persons covered by this Policy are the Company’s principal executive officer, president, principal financial officer, chief accounting officer or controller, any vice-president of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy-making function for the Company (collectively, the “Executive Officers” of the Company). Executive Officers of Company subsidiaries (or the Company’s parent, if any) are Executive Officers if they perform such policy making functions for the Company. Executive Officers are subject to this Policy even if they had no responsibility for the financial statement errors that required Restatement. The Board determines who shall be an Executive Officer for purposes of this Policy.
C.Compensation Subject to the Policy
This Policy applies to any Incentive-Based Compensation that is Received by a current or former Executive Officer (i) on or after October 2, 2023 and while the Company has a class of securities listed on a national securities exchange or a national
1     Securities Exchange Act Rule 10D-1 mandates national securities exchanges and associations to adopt listing standards that require all listed companies to adopt and comply with compensation recovery (or “clawback”) policies for incentive-based compensation received by current and former executive officers based on financial statements that are subsequently restated, and to disclose their clawback policies in accordance with SEC rules. This Policy should be consistent with other policies of the Company, including any corporate governance guidelines, code of business conduct or code of ethics and compensation committee charter (or those codes and other policies or charters may need to be amended, as necessary, to reflect the adoption of this Policy).

securities association; (ii) after beginning service as an Executive Officer (including compensation derived from an award authorized before the individual became an Executive Officer); (iii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; and (iv) during the clawback period consisting of any of the three fiscal completed years immediately preceding:
•the date that the Board (or Committee of the Board) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
•the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
For these purposes:
“Incentive-Based Compensation” means any compensation (including any cash or equity compensation) that is granted, earned, or vested based wholly or in part upon the attainment of any Financial Reporting Measure.
A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such measures (including stock price and total shareholder return).
Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.
Without limitation, Incentive-Based Compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted share units), nor does it include compensation that is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

D.Amount Required to be Repaid Pursuant to this Policy
The amount of Incentive-Based Compensation that must be repaid by the Executive Officer (subject to the few limitations discussed below) as a result of a Restatement is the amount of Incentive-Based Compensation Received by the Executive Officer (computed without regard to any taxes paid) that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received (computed without regard to any taxes that would have been paid) had it been determined based on the Restatement, treating any portions of the Incentive-Based Compensation that were underpaid based upon the Restatement as offsets to portions of the incentive-based compensation that were overpaid based upon the Restatement (such net amount the “Recoverable Amount”). If any portions of the Incentive-Based Compensation that were underpaid based upon the Restatement exceed the portions of the Incentive-Based

Compensation that were overpaid based upon the Restatement (a “Net Underpayment”), then there shall be no Recoverable Amount and the Company shall promptly pay the Net Underpayment to the affected Executive Officers, without interest.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received.
Applying these rules, after a Restatement, the Company will recalculate the applicable Financial Reporting Measure and the Recoverable Amount in accordance with the rules of the SEC and the New York Stock Exchange or other exchange or market upon which the Company’s equity is listed for trading (the “Exchange”). The Company will determine whether, based on that Financial Reporting Measure as calculated relying on the original financial statements, the Executive Officer or former Executive Officer Received a greater amount of Incentive-Based Compensation than would have been Received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure which was restated and will recalculate the affected portion based on the Financial Reporting Measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been Received based on the Restatement.
If equity compensation is recoverable under this Policy, the Company may fulfill its obligation to recover the excess portion of the equity award that would not have been Received based on the Restatement, as follows:
•if the equity award is still outstanding, the Executive Officer’s forfeiture of the excess portion of the award would satisfy the recovery obligation;
•if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds at least the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares), the surrender to the Company of the number of Underlying Shares relating to the excess portion of the award (less Underlying Shares having a value equal to any exercise price paid for the Underlying Shares with value measured at the time the exercise price was paid) would satisfy the recovery obligation;
•if any Underlying Shares have been sold by the Executive Officer, the surrender to the Company of the before-tax proceeds received by the Executive Officer from such sale would satisfy any recovery obligation with respect to the Underlying Shares that were sold; and
•if any Underlying Shares have been withheld or sold by the Company to cover withholding taxes due or any exercise price payable in connection with the award, recovery of the value of the Underlying Shares withheld by the Company or sold, measured at the time of such withholding or sale, would satisfy any recovery obligation with respect to the Underlying Shares that were withheld or sold.

For clarity, (i) recovery of the Recoverable Amount in respect of equity awards can be effected in whole or part, among other things, through any combination of forfeiture of the award, surrender to the Company of the Underlying Shares, surrender to the Company of the before-tax proceeds of sale of the Underlying Shares, and surrender to the Company of the value of Underlying Shares withheld or sold, as well as other means of recovery; and (ii) the foregoing is not intended to limit the Administrator’s discretion to determine the manner in which the Recoverable Amount is to be recovered. Other shares of the Company’s common stock owned by the Executive Officer may be substituted for and recovered in lieu of a like number of Underlying Shares.

The Administrator will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the Administrator determines that it would be impracticable to recover the such amount due to the reasons set forth in Section 303A.14(c)(1)(iv) of the NYSE Listed Company Manual, i.e. because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount, or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
Subject in all cases to compliance with this Policy, the Rules (as defined below), Section 409A of the Internal Revenue Code, and the fiduciary duties of the Administrator, in determining how the Recoverable Amount will be recovered, the Administrator shall give good faith consideration to the preferences of the affected Executive Officer as to the means and method of recovery in order to minimize the adverse consequences of the recovery to the affected Executive Officer.
The Company must maintain documentation of the determination of the Recoverable Amount and provide it to the Exchange as required by the Exchange’s rules.
E.Additional Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002
In addition to the provisions described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:
•any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and
•any profits realized from the sale of securities of the Company during that 12-month period.
F.Crediting of Recovery Amounts
To the extent that subsections A, B, C and D of this Policy (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of Incentive-Based

Compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection E of this Policy (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company.

G.General Provisions
The Policy will be administered by the Board’s Compensation Committee if it consists entirely of independent directors, and otherwise by the independent members of the Board (the “Administrator”). The Administrator’s responsibilities include interpretation of, and calculations and determinations required to be made under, the Policy.
This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.
The Company will not indemnify or provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy.
The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
The intent of this Policy is to comply with NYSE Rule 303A.14 and SEC Rule 10D-1, as amended and/or interpreted by courts, the SEC, or the NYSE from time to time (the “Rules”), but not to impose obligations or adverse consequences upon Executive Officers not required by the Rules, and this Policy will be interpreted and applied accordingly.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with, or policy of, the Company or any of its Subsidiaries.
All determinations and decisions made by the Administrator or the Board pursuant to this Policy shall be final, conclusive and binding on the Company, its Subsidiaries and the persons to whom this Policy applies. Executive Officers are required to acknowledge that they have read this Policy and understand that this Policy shall be binding and enforceable against them and their beneficiaries, heirs, executors, administrators or other legal representatives.
Questions about this Policy should be directed to the Company’s General Counsel.